Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name & Address of Company

Eurasian Minerals Inc. (the “Company”)
Suite 501 - 543 Granville Street
Vancouver, British Columbia
V6C 1X8

Item 2.	Date of Material Change

October 18, 2016

Item 3.	News Release

A press release dated October 19, 2016 was issued to the British Columbia and Alberta Securities Commission, the TSX Venture Exchange and through the facilities of Marketwire via Canadian Timely Disclosure.

Item 4.	Summary of Material Change

The Company announced the execution of an Exploration and Option to Purchase Agreement, through its wholly owned subsidiary Bronco Creek Exploration Inc., for the Copper King porphyry copper project to Kennecott Exploration Company, part of the Rio Tinto Group.

The Company also announced that pursuant to the Company’s Stock Option Plan, an aggregate of 1,277,500 incentive stock options, exercisable at a price of $1.30 per share for a period of five years, has been granted to officers, directors, employees and consultants of the Company.

Item 5.	Full Description of Material Change
Item 5.1	Full Description of Material Change

Please refer to the press release of the Company disseminated on October 19, 2016 attached hereto.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Kim Casswell, Corporate Secretary
Phone: 604-688-6390
Email: kcasswell@seabordservices.com

Item 9.	Date of Report:

October 19, 2016

Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Options the Copper King Project to Kennecott and Announces Grant of Stock Options

Vancouver, British Columbia, October 19, 2016 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the execution of an Exploration and Option to Purchase Agreement (the "Agreement"), through its wholly owned subsidiary Bronco Creek Exploration Inc. (“BCE”), for the Copper King porphyry copper project (the “Project”) to Kennecott Exploration Company (“Kennecott”), part of the Rio Tinto Group. The Project is located approximately 100 kilometers east of Phoenix, Arizona within the Superior Mining District, and approximately four kilometers northwest of the Resolution porphyry copper deposit. Please see www.eurasianminerals.com for more information.

Commercial Terms. Pursuant to the Agreement, Kennecott can earn a 100% interest in the Project by (a) reimbursing the 2016 holding costs and making option payments, together totaling $504,314, and (b) completing $4,000,000 in exploration expenditures before the fifth anniversary of the Agreement (note: all dollar amounts in USD). Upon exercise of the option EMX will retain a 2% NSR royalty on the Project which is not capped or purchasable.

After exercise of the option, annual advance minimum royalty (“AMR”) payments are due starting at $100,000 and commencing on the first anniversary of the exercise of the option. The AMR payments will increase to $150,000 upon completion of an Order of Magnitude Study ("OMS") or Preliminary Economic Assessment ("PEA"). Kennecott may make a one-time payment of $3,500,000 to extinguish the obligation to make AMR payments. In addition, if not previously extinguished, total AMR payments after the OMS or PEA milestone payment are capped at $3,500,000, and all AMR payments cease upon commencement of production from the Project.

In addition, Kennecott will make milestone payments consisting of:

  $500,000 upon completion of an OMS or PEA;
  $1,000,000 upon completion of a Prefeasibility Study; and
  $2,000,000 upon completion of a Feasibility Study. The Feasibility Study payment will be credited against future royalty payments.

Project Overview. The Copper King Project is comprised of 189 unpatented federal mining claims totaling ~3,555 acres adjacent to ground held by Resolution Copper. EMX identified the Project's porphyry copper target from its district generative work, and acquired the ground through staking in 2012 under a previous exploration alliance. Partner funded work has included property-wide mapping, geochemical sampling, two lines of induced polarization (“IP”) geophysical surveys, drill permitting, and an initial drill test.

Drill permitting remains in place and is approved through the end of January, 2017. EMX and Kennecott are in the process of securing a contractor to complete a minimum one hole drill program under the current permit this fall.

The Copper King Agreement is another example of EMX executing the prospect and royalty generation business model to advance projects with quality partners. EMX and Kennecott are also exploring the Company's nearby Superior West porphyry copper project under an Exploration and Option to Purchase Agreement (see EMX news release dated May 4, 2015), and EMX recently sold the Ophir property in Utah to Kennecott for a retained NSR royalty interest (see EMX news release dated October 17, 2016).

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Granting of Stock Options. EMX announces that pursuant to the Company’s Stock Option Plan, an aggregate of 1,277,500 incentive stock options, exercisable at a price of $1.30 per share for a period of five years, has been granted to officers, directors, employees and consultants of the Company.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved disclosure of the technical information contained in this news release.

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,”“intend,”“expect,”“anticipate,”“will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the six -month period ended June 30, 2016 (the “MD&A”), and the most recently filed Form 20-F for the year ended December 31, 2015, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com